LAKE VICTORIA MINING COMPANY, INC. 1781 Larkspur Drive Golden, CO 80401

January 21, 2011

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-4628

Attention:	Sirimal R. Mukerjee
Division of Corporation Finance

Re:	Lake Victoria Mining Company, Inc. (the “Company”)
Form 10-K March 31, 2010
SEC Comment Letter dated October 12, 2010 (the “Comment Letter”)
File No. 000-53291

Further to our correspondence with staff at the Division of Corporate Finance over the past week, the Company hereby confirms that it has filed an amended Form 10-K incorporating the additional suggested changes requested verbally by staff to the disclosure pertaining to the composition of the Company’s audit committee and certain amendments to the CEO and CFO certifications accompanying the amended Form 10-K.

Should you have any further questions please do not hesitate to contact the writer directly.

Yours truly,

LAKE VICTORIA MINING COMPANY, INC.

/s/ David Kalenuik
David Kalenuik
President